

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2018

Mail Stop 4631

<u>Via E-mail</u>
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
250 Coromar Drive
Goleta, California 93117

> **Re: Deckers Outdoor Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2017**
> **Filed May 30, 2017**
> **File No. 1-36436**

Dear Mr. George:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended March 31, 2017</u>

<u>Financial Statements, page F-1</u>

<u>Note 2- Restructuring, page F-18</u>

1.   We note you recorded material restructuring charges of approximately $29,100 and $24,800 during your fiscal years 2017 and 2016, respectively. Please expand your disclosure to quantify the total amount of costs expected to be incurred and the cumulative amount incurred to date, net of any adjustments, on a consolidated and reportable segment level for which costs were incurred. Further, to the extent material, quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. In subsequent periods, disclose if the anticipated cost savings were realized.

If actual savings are not achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Refer to ASC 420-10-50 and SAB Topic 5:P.4 for guidance. This also applies to your interim reports on Form 10-Q.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction